Verona Pharma Announces FDA Response to
End-of-Phase 2 Briefing Package for Ensifentrine in COPD and Outlines Phase 3 ENHANCE Clinical Program

LONDON, May 14, 2020 - Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma”), a clinical-stage biopharmaceutical company focused on respiratory diseases, announces that it has received written comments from the U.S. Food and Drug Administration (FDA) in response to its End-of-Phase 2 briefing package for nebulized ensifentrine as a maintenance treatment for chronic obstructive pulmonary disease (“COPD”). The response supports Verona Pharma progressing with its planned Phase 3 clinical program, which is expected to start later in 2020. It is planned to be called the ENHANCE (Ensifentrine as a Novel inHAled Nebulized COPD thErapy) program.
The FDA’s comments follow its review of the End-of-Phase 2 briefing package that included data from 16 clinical trials involving over 1,300 subjects as well as supportive nonclinical and product development data. Verona Pharma has obtained clarity from the FDA on important features of the pivotal Phase 3 clinical program to support a New Drug Application (NDA) including: dose, primary and secondary endpoints, patient population and program design. Based on the FDA response, Verona Pharma is accelerating preparations for the Phase 3 clinical program to start later in 2020.
The two randomized, double-blind, placebo-controlled studies (ENHANCE-1 and ENHANCE-2) will evaluate the efficacy and safety of twice daily nebulized ensifentrine as monotherapy and as an add-on to standard of care treatment with a single bronchodilator, either a LAMA, long acting muscarinic antagonist, or a LABA, long acting beta-agonist. The two study designs are essentially identical over 24 weeks but ENHANCE-1 will also evaluate longer-term safety.

•	Patient Population: Each of the studies will be expected to enroll approximately 800 moderate to severe, symptomatic COPD patients at sites primarily in the US and Europe.

•	Dose/Duration: Patients will receive 3 mg nebulized ensifentrine or nebulized placebo twice daily.

•	Primary endpoint: Improvement in lung function as measured by forced expiratory volume in one second (FEV1) over 12 hours with ensifentrine after 12 weeks of treatment.

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Key secondary endpoints: Peak and trough FEV1 as well as COPD symptoms and health-related quality of life will be assessed through 24 weeks via the validated patient reported outcome tools, SGRQ and E-RS: COPD.

•	Safety: Assessed over 24 weeks in both studies and over 48 weeks in approximately 400 patients in ENHANCE-1.
"We are very pleased with the FDA’s response to our End-of-Phase 2 briefing package. Subject to securing additional funding, we look forward to starting our pivotal ENHANCE program later in 2020," said David Zaccardelli, Pharm. D., President and Chief Executive Officer. "We continue to be very encouraged by the Phase 2 results that have demonstrated ensifentrine’s effects on lung function, COPD symptoms and quality of life as well as its favorable safety profile. We look forward to building on this positive data to support the potential submission of a NDA for ensifentrine for the maintenance treatment of COPD.”
Conference Call on June 1 at 7:30 a.m. EDT / 12:30 pm BST

Verona Pharma plans to present an overview of its ENHANCE program on an investor and analyst R&D webcast at 7:30 a.m. EDT / 12:30 p.m. BST on Monday June 1, 2020. The event will provide insight into the significant unmet need and challenges of treating COPD as well as further details of the ENHANCE program. In additional to members of Verona Pharma’s management team, the webcast will feature a panel of Key Opinion Leaders in the field of COPD to provide a clinician’s perspective. Analysts and investors will be invited to participate in a live webcast available on the Investors page of the Company's website, www.veronapharma.com, where an audio replay will also be available for 30 days.
Verona Pharma continues to monitor the situation caused by the COVID-19 pandemic and its potential impact on its operational, planned clinical trials and the potential disruption to financial markets.
About COPD
COPD is a progressive and life-threatening respiratory disease without a cure. The World Health Organization estimates that it will become the third leading cause of death worldwide by 2030. The condition damages the airways and the lungs, leading to debilitating breathlessness that has a devastating impact on performing basic daily activities such as getting out of bed, showering, eating and walking. US sales of medicines used for chronic maintenance therapy of COPD were $9.6 billion in 2019. About 1.2 million US COPD patients on dual/triple inhaled therapy, long-acting beta-agonist (LABA)/long-acting muscarinic antagonist (LAMA) +/- inhaled corticosteroid (ICS) remain uncontrolled, experiencing symptoms that impair quality of life. These patients urgently need better treatments.
About Ensifentrine
Ensifentrine (RPL554) has shown significant and clinically meaningful improvements in both lung function and COPD symptoms, including breathlessness, in Verona Pharma’s prior Phase 2 clinical studies in patients with moderate to severe COPD. In addition, ensifentrine showed further improved lung function and reduced lung volumes in patients taking standard short- and long-acting bronchodilator therapy, including maximum bronchodilator treatment with dual/triple therapy. Ensifentrine has been well tolerated in clinical trials involving more than 1,300 people to date.
About Verona Pharma
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. If successfully developed and approved, Verona Pharma’s product candidate, ensifentrine, has the potential to be the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound. Verona Pharma is currently evaluating three formulations of ensifentrine for the treatment of COPD in Phase 2 clinical trials: nebulized, dry powder inhaler, and pressurized metered-dose inhaler. Ensifentrine also has potential applications in cystic fibrosis, asthma and other respiratory diseases. For more information, please visit www.veronapharma.com

Forward-Looking Statements
This press release contains forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, the development of ensifentrine, the progress and timing of clinical trials, data and meetings with and written feedback from the FDA, the potential for ensifentrine to be a first-in-class phosphodiesterase 3 and 4 inhibitor, and to be the first therapy for the treatment of respiratory diseases to combine bronchodilator and anti-inflammatory activities in one compound, the potential for ensifentrine to have a significant impact on the treatment of COPD, estimates of medical costs for COPD and the number of symptomatic COPD patients, and the potential application of ensifentrine for the treatment of cystic fibrosis, asthma and other respiratory diseases.
These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of ensifentrine, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of ensifentrine, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with ensifentrine, which could adversely affect our ability to develop or commercialize ensifentrine; potential delays in enrolling patients, which could adversely affect our research and development efforts and the completion of our clinical trials; we may not be successful in developing ensifentrine for multiple indications; our ability to obtain approval for and commercialize ensifentrine in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel; material differences between our “top-line” data and final data; our reliance on third parties, including clinical research organizations, clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize ensifentrine; and lawsuits related to patents covering ensifentrine and the potential for our patents to be found invalid or unenforceable; and our vulnerability to natural disasters, global economic factors and other unexpected events, including health epidemics or pandemics like the novel coronavirus (COVID-19). These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 27, 2020, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.
THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION (EU) NO 596/2014

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
David Zaccardelli, Chief Executive Officer	info@veronapharma.com
Victoria Stewart, Director of Communications

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Aubrey Powell / George Tzimas / Iqra Amin (Corporate Finance)
Tom Salvesen (Corporate Broking)

Optimum Strategic Communications (European Media and Investor Enquiries)	Tel: +44 (0)203 950 9144 verona@optimumcomms.com
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Stephanie Marks / Kimberly Minarovich / Michael Barron